UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 31, 2022

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.

(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark

34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐         No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐         No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐         No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated March 31, 2022, regarding the Board of Directors Resolution on Buy-Back of Securities.

Istanbul, March 31, 2022

Announcement Regarding the Board of Directors Resolution on Buy-Back of Securities

Our Company's Board of Directors, as per their meetings dated July 27, 2016, January 30, 2017, and March 24, 2020, had resolved to determine the maximum fund amount to buy-back our shares trading at Borsa İstanbul A.Ş., our American Depository Receipts (ADR) trading at New York Stock Exchange (NYSE) and bonds of our Company as TRY450 million within the scope of the announcements of the Capital Markets Board dated July 21, 2016, July 25, 2016, and March 23, 2020.

Our Company's Board of Directors has now resolved to increase the respective maximum fund amount to TRY750 million in order to protect our investors against volatility in the market arising from the recent global political and macroeconomic developments and to support valuation of our assets traded in capital markets.

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: March 31, 2022	By:	/s/ Ali Serdar Yağcı
Name: Ali Serdar Yağcı Title: Investor Relations and Corporate Finance Director

TURKCELL ILETISIM HIZMETLERI A.S.
Date: March 31, 2022	By:	/s/ Osman Yılmaz
Name: Osman Yılmaz Title: Chief Financial Officer